UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 29, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Third Quarter 2013 Results of UBS AG, which appear immediately following this page.

Third quarter 2013 results

October 29, 2013

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS’s financial report for third quarter 2013 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

1

Successfully executing our strategy

Capital strength is the foundation of our success

Basel III CET1 ratio Basel III RWA Balance sheet

(fully applied) (fully applied) (IFRS)

(318)

11.9% 11.5% ~301

~9.3% 219 <250 1,367 1,049

481

billion) billion) 307

+260 bps (27%)

(CHF (CHF 886 742

30.9.12 30.9.13 2013 30.9.12 30.9.13 2013 30.9.12 30.9.13

target target Funded assets1 PRV / OTC margin

Industry-leading capital ratios, strong funding and liquidity, LCR / NSFR >100%

Phase-in Swiss SRB Basel III leverage ratio 4.2%, above minimum requirements

SNB StabFund option to be exercised in 4Q13 adding CHF 2.5 billion to our Basel III CET1 capital equivalent to an additional ~100 bps to our CET1 ratio2

Attractive payout ratio of >50% once fully applied 13% CET1 target is achieved

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

2 Net negative 30 bps effect on fully applied Basel III CET1 ratio when including the operational risk RWA add-on effective 1 October 2013

2

Increased profits and well diversified business mix

WM / WMA combined

NNM


(CHF billion)
36.4
43.3
9M12
9M13

Pre-tax profit
(adjusted)


(CHF million)
2,106
2,574
+22%
9M12
9M13

Largest and fastest growing large-scale wealth manager in the world[1]

Retail & Corporate

Pre-tax profit
(adjusted)


(CHF million)
391
395
395
362
362
390
417
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Leading universal bank in Switzerland with stable pre-tax profit contribution

Global Asset Management

Pre-tax profit
(adjusted)


(CHF million)
380
441
+16%
9M12
9M13

Well-diversified across investment capabilities, regions and distribution channels

Investment Bank

RoaE[2]
(adjusted)


5.2%
34.1%
>15%
9M12
9M13
Target

Pre-tax profit
(adjusted)


(CHF million)
+342%
468
2,069
9M12
9M13

Leading global IB focused on clients and excelling in targeted high value added / high entry barrier segments

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Scorpio Partnership Private Banking Benchmark 2013 - banks with assets under management of >USD 1 trillion; 2 Annualized, reported RoaE 33.0% for 9M13 and 5.7% for 9M12

3

3Q13 results

Group

Profit before tax (PBT) CHF 356 million, adjusted PBT CHF 484 million

- Including provisions for litigation, regulatory and similar matters of CHF 586 million

Net profit attributable to UBS shareholders CHF 577 million, diluted EPS CHF 0.15, RoE 4.9%1

- Tax benefit of CHF 222 million including a DTA write-up of CHF 384 million

Basel III CET1 ratio (fully applied) improved to 11.9%, RWA at CHF 219 billion

- CHF 20 billion RWA reduction mainly in Corporate Center Non-core and the Investment Bank

Business divisions2

Wealth Management: PBT CHF 617 million, NNM CHF 5.0 billion

- Resilient recurring income and positive NNM in all regions

Wealth Management Americas: PBT USD 232 million, NNM USD 2.1 billion

- Strong underlying performance with continued progress in our banking initiatives

Investment Bank: PBT CHF 335 million, 17% adjusted RoaE1

- New business model works, best third quarter for Equities since 2010 Global Asset Management: PBT CHF 130 million, 9M13 PBT up 16% YoY Retail & Corporate: PBT CHF 417 million, highest adjusted PBT since 3Q10

Corporate Center: Pre-tax loss CHF 1,229 million including CHF 511 million of litigation charges

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1	3Q13 annualized; 2 Business division and Corporate Center figures on an adjusted basis
4

Group results[1]

(CHF million, except where indicated)	3Q12	2Q13	3Q13
Total operating income	6,290	7,389	6,261
Total operating expenses[2]	8,816	6,369	5,906
Profit before tax as reported	**(2,526)**	**1,020**	**356**
Own credit gain / (loss)	(863)	138	(147)
Gains on sales of real estate	1	19	207
Net restructuring charges[3]	22	(140)	(188)
Impairment of goodwill and other non-financial assets	(3,064)	-	-
Adjusted profit before tax	**1,378**	**1,003**	**484**
of which provisions for litigation, regulatory and similar matters	*(239)*	*(658)*	*(586)*
of which guarantee payments in relation to the Swiss-UK tax agreement, an impairment of certain disputed receivables, and others	-	*(207)*	-
Tax (expense) / benefit[4]	394	(125)	222
Net profit attributable to preferred noteholders / non-controlling interests[5]	1	205	1
Net profit attributable to UBS shareholders	**(2,134)**	**690**	**577**
Diluted EPS (CHF)	(0.57)	0.18	0.15
Total book value per share (CHF)	12.85	12.49	12.58
Tangible book value per share (CHF)	11.08	10.73	10.89

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 13 of the 3Q13 financial report for detailed adjusted results by business division and Corporate Center; 2 We expect a UK bank levy cost in 4Q13 in the region of CHF 150 million; 3 Expected restructuring charges of ~CHF 0.8 billion for FY13; 4 Tax benefit of CHF 222 million including a deferred tax asset write-up of CHF 384 million; we expect to complete this year's DTA remeasurement process in 4Q13; 5 We expect net profit attributable to preferred noteholders / non-controlling interests ~CHF 210 million for FY13 and ~CHF 115 million for FY14 and for FY15

UBS 5

Wealth Management

Resilient recurring income in a seasonally slow quarter

Operating income and profit before tax


(CHF million)
1,789
582
578
1,953
711
557
607
1,837
555
617
3Q12
2Q13
3Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)
Profit before tax (adjusted), excluding a charge in relation to the Swiss-UK tax agreement

Net new money


(CHF billion)
Quarterly average
5.9
6.6
7.7
10.1
5.0
FY11
FY12
3Q12
2Q13
3Q13

Operating income (6%)

- Transaction-related income decreased 18% to CHF 423 million on lower client activity across all regions, particularly in Asia Pacific
- Resilient recurring income[1] at CHF 1,414 million despite negative effect from cross-border outflows and related changes in business mix in Europe

Adjusted cost / income ratio 66%

- Adjusted costs decreased CHF 126 million due to lower personnel expenses, partly offset by CHF 48 million higher charges for provisions for litigation, regulatory and similar matters
- 2Q13 included a charge of CHF 104 million in relation to the Swiss-UK tax agreement
- Within 60-70% target range

CHF 5 billion net new money

- Positive NNM in all regions; Europe was positive despite ongoing cross-border outflows
- Continued growth in ultra high net worth

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net interest income + recurring fee and commission income

6

Wealth Management—by business area1

Europe Asia Pacific Switzerland Emerging Markets o/w UHNW

15.4

Net new money

growth rate 11.2 11.2 11.3 11.8

(%) 9.3 9.5

8.3 8.3 8.1

6.7 6.4

5.5 5.7 5.2

4.6

3.1

242.4 2.1 1.8

0.7 1.3 0.1

(1.1)

Gross margin (5.5)

(bps)

102 96 98 98 95 95

88 85 89 90 86 89 92 91 92 90

81 82

74 74

572

54 49 54 52

3Q12 4Q12 1Q13 2Q13 3Q13 3Q12 4Q12 1Q13 2Q13 3Q13 3Q12 4Q12 1Q13 2Q13 3Q13 3Q12 4Q12 1Q13 2Q13 3Q13 3Q12 4Q12 1Q13 2Q13 3Q13

30.9.13

Invested assets

(CHF billion) 358 211 159 134 403

Client advisors

1,626 1,021 772 691 831

(FTE’s)

1 Based on the Wealth Management business area structure, and excluding minor functions with 62 client advisors, CHF 9 billion of invested assets and CHF 0.2 billion of NNM outflows in 3Q13, which are mainly attributable to Wealth Management’s employee share and option plan services provided to corporate clients and their employees; 2 Gross margin in UHNW includes a change in the Wealth Management internal revenue allocation model for treasury-related revenues in 2Q13 (year-to-date catch-up), gross margin from 2Q13 forward is based on the new model.

7

Wealth Management—Gross margin trends

Gross margin at 85 bps on lower transaction-related income

1,789 1,747 1,926 1,952 1,837

Income (CHF million)

Wealth 89 85 91 90 85 Gross margin (bps)

Management Recurring income share1

75% 76% 71% 74% 77%

3Q12 4Q12 1Q13 2Q13 3Q13

Invested assets

(CHF billion) 816 821 870 862 871

Components

495 480 508 523 517

Net interest Lower treasury-related income and

income ongoing deposit margin pressure

25 23 24 24 24

Recurring 848 841 862 915 897 Decline due to cross-border outflows,

fee & changes in business mix and migration

commission to retrocession-free products, partly

income 42 41 41 42 41 offset by pricing adjustments

556 514

Transaction- 446 426 423 Lower client activity, particularly in related income Asia Pacific

22 21 26 24 20

Income (CHF million) Gross margin (bps)

1	(Net interest income + recurring fee and commission income) / income
8

Wealth Management Americas (USD)

Strong underlying performance, record recurring income

Operating income and profit before tax[1]



(USD million)
1,565
165
166
1,780
245
256
1,748
218
232
3Q12
2Q13
3Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money



Quarterly average
(USD billion)
8.7
3.5
11.2
5.5
9.8
4.8
8.4
2.8
7.5
2.1
FY11
FY12
3Q12
2Q13
3Q13
NNM excl. dividends & interest
Dividends & interest

Operating income (2%)

- Recurring income increased 5%, offset by lower transaction-based fees on lower client activity
- USD 20 million trading loss and a USD 21 million credit loss expense mostly due to market pressure on Puerto Rico municipal securities and related funds

Adjusted cost / income ratio 86%

- Adjusted expense broadly flat despite USD 20 million charges related to the partial settlement of a previously discontinued US defined benefit pension plan
- Within 80-90% target range

USD 2.1 billion net new money

- Positive NNM for the 13th consecutive quarter
- Record invested assets of USD 919 billion and record invested assets per FA of USD 129 million

Maintained strong FA productivity

- Nearly USD 1 million revenue per FA[2]
- FA attrition remained at historical lows

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Historical timeseries were restated reflecting the transfer in 3Q13 to Corporate Center – Core Functions of risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks; 2 Annualized

9

Investment Bank

17% adjusted RoaE[1], adjusted pre-tax profit of CHF 335 million

Operating income and profit before tax


(CHF million)
1,833
92
77
3Q12
2,250
775
806
2Q13
1,707
251
335
3Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

	3Q12	2Q13	3Q13
Adjusted cost / income ratio (%)	96	64	80
Adjusted, annualized RoaE (%)[1]	3	38	17
Basel III RWA (CHF billion, fully applied)	n/a	67	59
Adjusted, annualized RoRWA (%, gross)[1]	n/a	13	11
Funded assets (CHF billion)[3]	200	179	172
Front office staff (FTE)	6,630	5,445	5,318

Operating income down 24%

- Lower revenues in a seasonally slow quarter, both market fee pool and client activity declined
- 16% increase YoY in front office productivity[2]

Adjusted cost / income ratio 80%

- Adjusted operating expenses down 5% on lower performance-related variable compensation
- Within our target range of 65–85%
- Headcount decreased by 261 FTEs to 11,877

17% adjusted RoaE[1] in 3Q13

- Adjusted, annualized 9M13 RoaE 34%, above target of >15%
- Basel III RWA decreased to CHF 59 billion, funded assets reduced to CHF 172 billion, well below targets
- Average IB VaR decreased to CHF 10 million, revenues per unit of VaR increased 6% QoQ

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 3Q13 annualized return on attributed equity (RoaE) and return on risk-weighted assets (RoRWA); 2 Revenues per head based on period-end front office FTEs; 3 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

10

Corporate Client Solutions (CCS)

Advisor on the largest global M&A transaction in the last decade

Operating income



CHF
(35%)
(CHF million)
684
771
505
167
246
174
167
(71)
163
246
232
163
(33)
112
185
164
113
(70)
3Q12
2Q13
3Q13
USD
(33%)
(USD million)
719
816
548
176
258
184
175
(73)
174
261
245
172
(36)
122
202
178
123
(76)
3Q12
2Q13
3Q13
Advisory
Equity capital markets
Debt capital markets
Financing solutions[1]
Risk management[2]

Key transactions in 3Q13[3]

Advisory	Verizon / Vodafone; Cole Credit Property Trust; COPEINCA
ECM	Olympus follow-on; Siemens IPO; Huishan Dairy Holdings IPO
DCM	KKR / Gardner Denver; KKR / PRA; General Motors

Comparison in USD terms (3Q13 vs. 2Q13)

Advisory (28%)
- Lower revenues due to reduced participation in private transactions and a declining market fee pool

Equity capital markets (27%)
- Revenues decreased mainly on lower equity issuance volume, decline in line with market fee pool

Debt capital markets (23%)
- Lower revenues in investment grade and leveraged finance, in line with decline in market fee pool

Financing solutions (30%)
- Lower revenues in real estate finance following a strong 2Q13 and seasonal decline in structured financing

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group; 2 Risk management includes corporate lending and hedging activities; 3 Transactions closed, except Verizon / Vodafone (announced)

11

Investor Client Services (ICS)

Best third quarter for Equities since 2010

Operating income



CHF
(19%)
(CHF million)
1,142
417
725
1,475
362
1,113
1,202
312
890
3Q12
2Q13
3Q13
USD
(16%)
(USD million)
1,196
437
759
1,560
382
1,177
1,307
339
968
3Q12
2Q13
3Q13
Equities
FX, Rates and Credit

3Q13 daily revenue distribution
(CHF million)



1 day
53 days
12 days
<(50)
(50)-(25)
(25)-0
0-25
25-50
>50

Comparison in USD terms (3Q13 vs. 2Q13)

Equities (18%)

- #1 globally[1], lower cash revenues on reduced market activity
- Good performance in derivatives on seasonally lower volumes following a strong 2Q13; Derivatives Week's "Structured Products House of the Year"
- Revenues in financing services[2] declined primarily due to lower trading revenues in equity finance; 2Q13 included gains from the sale of an investment in the clearing business

FX, rates and credit (11%)

- Foreign exchange: Revenues declined in the spot and options businesses as client activity reduced in line with seasonal trends and lower underlying volatility in G10 currencies
- Rates and credit: Revenues slightly up despite lower client activity levels and resource utilization

UBS
Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Leading private survey (September 2013); 2 Formerly called prime services

12

Global Asset Management

Adjusted 9M13 pre-tax profit up 16% YoY

Operating income and profit before tax

(CHF million)

468

126 126

489

138 152

447

118 130

3Q12 2Q13 3Q13

Operating income (as reported) Profit before tax (as reported) Profit before tax (adjusted)

NNM by channel – excluding money markets

Quarterly average

4.1

3.1

1.6

0.3

(0.8) (0.3)

(1.0)

(2.0)

(3.0)

(3.7)

(CHF million)

FY10 FY11 3Q12 2Q13 3Q13

WM businesses Third party

Operating income (9%) Net management fees decreased 7% mainly on changes in the asset mix and lower average invested assets Increased performance fees in O’Connor more than offset by decrease in traditional investments and AIS1

Adjusted cost / income ratio of 71% Adjusted operating expenses decreased by CHF 21 million on lower personnel costs

Gross margin down from 33 bps to 31 bps

Investment performance generally robust 90% of O’Connor and AIS’s assets eligible for performance fees above or within 1% of high water mark at quarter-end

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1	O’Connor and AIS formerly known as alternative and quantitative investments

Retail & Corporate

Highest adjusted pre-tax profit since 3Q10

Operating income and profit before tax

(CHF million)

932 948 958

395 395 390 402 417 377

3Q12 2Q13 3Q13

Operating income (as reported) Profit before tax (as reported) Profit before tax (adjusted)

Net new business volume growth rates

(%, annualized)

7.2

5.8

4.4 4.7 4.9

4.2 4.0

3.3 3.6

1.9 1.6 1.7

1.3 1.2

(0.2) (0.3)

(0.8)

(2.7)

3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13

Retail & Corporate Retail clients

Slight increase in operating income CHF 16 million gain from the partial divestment of a participation A release from collective loan loss allowances more than offsetting net new credit loan loss allowances Lower interest and trading income on reduced deposit margin and treasury income

Adjusted cost / income ratio 57% Lower personnel expenses and charges for litigation, regulatory and similar matters Within 50-60% target range

Net interest margin

1.75% 1.67%

1.59% 1.61% 1.59% 1.62% 1.54% 1.57% 1.54%

595 567 556

539 547 545 531 542 531

3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13

(CHF million)

Net interest income Net interest margin (%)

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Retail & Corporate1

Rapid growth in usage of our award winning e-channels

E-Banking

UBS E-Banking clients

1,238 1,278 1,150

+11%

31.12.11 31.12.12 30.9.13

(thousand)

Mobile Banking

UBS Mobile Banking clients

(thousand)

135 124 127 117 120 108 113 101

90 93 42

~+5% per month

Dec Dec Jan Feb Mar Apr May Jun Jul Aug Sep

2011 2012 2013

Rating of UBS app2 in App Store™,3

85%

13%

1% 0% 0%

UBS’s digital brand recognized by “Digital Brand Check”4

Steadily rising number of users, noticeable increase in usage

~50 million E-Banking and Mobile Banking touch points per year help to build a distinctive brand experience, increasing client loyalty and attracting new clients

1 All figures include Retail & Corporate and WM Switzerland clients; 2 Current UBS Mobile Banking app version, as of 21.10.13; 3 App Store is a registered trademark of Apple Inc.; 4 BILANZ / Jung von Matt from 26.7.13

Corporate Center – Core Functions

Adjusted pre-tax loss of CHF 540 million

Operating income and profit before tax[1]

(CHF million)	3Q12	2Q13	3Q13
Operating income (as reported)	(702)	(5)	(197)
Own credit gain / (loss)	(863)	138	(147)
Gain on sale of real estate	1	19	207
Adjusted operating income	**160**	**(162)**	**(257)**
Operating expenses (as reported)	115	126	282
Restructuring costs	(3)	5	(1)
Adjusted operating expenses	**118**	**121**	**283**
Profit before tax (as reported)	(817)	(131)	(479)
Profit before tax (adjusted)	**42**	**(283)**	**(540)**
Personnel (after allocation)	516	1,006	1,139

Adjusted operating income negative CHF 257 million mainly due to Treasury income

- CHF 54 million loss from interest rate swaps related to our macro cash flow hedge models
- Negative revenues of CHF 17 million due to the difference between actual incurred third-party funding costs and economic funding costs charged to the business divisions
- CHF 16 million loss related to fair value adjustments on expected real estate sale in Switzerland

Adjusted operating expenses CHF 283 million

- CHF 161 million charges for litigation, regulatory and similar matter

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Historical timeseries were restated reflecting the transfer of risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks previously performed by Wealth Management Americas to Corporate Center – Core Functions in 3Q13

16

Corporate Center—Non-core and Legacy Portfolio

Decreased losses on lower litigation provisions

Operating income and profit before tax

(CHF million)	3Q12	2Q13	3Q13
Non-core	363	(57)	(120)
of which: Debit valuation adjustments	*(69)*	*(21)*	*(47)*
Legacy Portfolio	233	135	21
of which: SNB StabFund option	*266*	*122*	*74*
Credit loss (expense) / recovery	(125)	(5)	(1)
Total operating income	471	73	(100)
Adjusted operating income	**471**	**73**	**(100)**
Adjusted operating expenses	**472**	**983**	**588**
Profit before tax (as reported)	(3,063)	(927)	(693)
Profit before tax (adjusted)	**0**	**(909)**	**(688)**
Personnel (front office)	580	263	245

Adjusted operating income negative CHF 100 million

- **Non-core:** Revenues declined due to higher credit valuation adjustment reserves, a CHF 47 million negative debit valuation adjustment and lower income in rates
- **Legacy Portfolio:** Lower gain from the revaluation of the SNB StabFund option and lower revenues following credit-related markdowns

Adjusted operating expenses decreased on lower litigation charges

- Lower charges for litigation, regulatory and similar matters of CHF 350 million predominantly related to RMBS compared with CHF 619 million in 2Q13

UBS
Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
17

Corporate Center—Non-core[1]

Continued reduction in balance sheet and RWA

- **Funded assets[4] down 31%**, mainly due to trade unwinds and ongoing exit of cash positions
- **PRV down 14%**, mainly due to a combination of unwinds, 3rd party novations and trade compressions
- **Cash positions RWA reduced to CHF 3 billion**
- **OTC positions RWA decreased to CHF 28 billion**
- **40% decrease in line items YTD**

RWA


(CHF billion)
64.5
10.4
29.3
20.3
47.6
8.5
23.0
13.0
38.7
8.1
18.9
9.7
31.12.12
30.6.13
30.9.13
Operational risk
Other
Rates
Credit
Cash: CHF 3 billion
OTC: CHF 28 billion

IFRS assets


(CHF billion)
389
266
225
31.12.12
30.6.13
30.9.13
PRV2
OTC margin3
Funded assets4

OTC positions – natural decay of RWA[5]


(CHF billion)
Original estimate at 30.9.12
Actual at 30.9.13 and updated estimate for future dates
~386
28
~37
~27
~32
~24
~27
~21
~22
~18
~17
~15
30.9.13
31.12.13
31.12.14
31.12.15
31.12.16
31.12.17

Refer to slide 34 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 3Q13 financial report for more information about the composition of Non-core; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral delivered; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 5 Estimates based on 30.9.13 values which are subject to change; 6 Calculated based on 30.9.12 and 31.12.13 values disclosed in the 3Q12 presentation

UBS
18

Corporate Center—Legacy Portfolio[1]

Exercise of SNB StabFund option will add de minimis RWA

RWA



38.0
3.8
34.2
30.0
6.5
23.5
29.9
7.5
22.4
(CHF billion)
Operational risk
Other
31.12.12
30.6.13
30.9.13

IFRS assets



40
34
31
(CHF billion)
PRV[2]
OTC margin[3]
Funded assets[4]
31.12.12
30.6.13
30.9.13

- **Funded assets[4] reduced to CHF 16.4 billion** with decreases in most categories
- **PRV decreased to CHF 13.5 billion**, mainly due to a combination of unwinds and yield curve movements
- **RWA stable at CHF 29.9 billion** as decrease from lower CDO exposures and other categories was offset by higher operational risk RWA

SNB StabFund option

- **Basel III CET1 capital expected to increase by CHF 2.5 billion** (fully applied and phase-in) upon the option exercise as capital deduction is removed
  - Incremental RWA <CHF 3 million and assets <CHF 1 million to be transferred to UBS balance sheet
- **We expect no material P&L impact** from the exercise of the option in 4Q13
  - UBS will pay USD 1 billion + 50% of the remainder of the value of the fund's equity to the SNB
  - SNB StabFund assets of USD 6.5 billion all in cash except remaining positions of less than CHF 1 million

UBS

Refer to slide 34 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 3Q13 financial report for more information about the composition of the Legacy Portfolio; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral delivered; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against OTC derivatives

19

Adjusted operating expenses and headcount

Run-rate cost reductions of CHF 2.2 billion achieved

Adjusted operating expenses



(CHF billion)
23.3
(2.2)
0.4
2.0
0.5
24.0
Personnel variable CHF (1.3) billion
Salaries and other personnel CHF (1.0) billion
Other costs CHF 0.1 billion
1H11 annualized
Cost reduction
FX movements
Litigation, regulatory and similar matters and other significant items[1]
WMA FA compensation
9M13 annualized

Headcount



(8%)
(0%)
(FTEs)
65,921
63,745
60,754
60,635
27,041
25,882
24,305
24,088
30.9.11
30.9.12
30.6.13
30.9.13
Corporate Center - Core Functions
(before allocations)
IT 6,847
Operations 6,549
Other 1,852
Finance 2,186
Legal 1,753
Apprentices & trainees 1,372
Risk control 1,358
Human resources 1,153
CREAS[2] 1,018

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents charges for litigation, regulatory and similar matters in excess of annualized run rate for 1H11; other significant items are a charge of CHF 106 million in relation to the Swiss-UK tax agreement in 2Q13, an impairment charge of CHF 87 million related to certain disputed receivables in 2Q13 and CHF 14 million other; 2 Corporate Real Estate Services

20

Breakdown of changes in Group RWA (fully applied)


(CHF billion)
239
1
(4)
(18)
219
• ~CHF 0.6 billion increase from risks not in VaR recalibration
• ~CHF 0.6 billion increase from central counterparty initial margin
• CHF 9 billion lower OTC derivatives RWA (counterparty credit risk / CVA charge) through hedging, trade compressions and reduced exposures
• CHF 5 billion lower market risk RWA
• CHF 4 billion lower credit risk RWA (mainly drawn and undrawn exposures, repo and securitization)
30.6.13
Model-driven
FX impact
Exposure reductions and other
30.9.13


(CHF billion)
239
(9)
(0)
(2)
(8)
(1)
219
• Reduction of cash and loan positions
• Reduction of OTC derivatives through hedging, trade compressions and reduced exposures
• CHF 5 billion lower credit risk RWA, of which CHF 4 billion reduction related to OTC derivatives (counterparty credit risk and CVA charge)
• CHF 3 billion lower market risk RWA
30.6.13
Non-core1
Legacy Portfolio1
Core Functions
Investment Bank
All other businesses2
30.9.13
Corporate Center

Over 85% of RWA decrease since 3Q11 from exposure reduction

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Refer to pages 61-63 of the 3Q13 financial report for more information on Non-core and Legacy Portfolio; 2 Wealth Management, Wealth Management Americas, Retail & Corporate and Global Asset Management

21

RWA reduction (fully applied, pro-forma)

45% reduction

~400

~21

~80

~301

~49 ~258

239 247

219 28

~103 78

~220 69 55

~162

14

~64 67 59

billion) 149

(CHF ~79 ~90 ~91 94 91

30.9.112 30.9.12 31.12.12 2 30.6.13 30.9.13 30.9.13

pro-forma

by risk type

<250

<225

<200

Operational risk 34% ~85 ~55 ~25

Market risk 6%

<70 <70 <70

Credit risk3 60%

~95 ~100 ~105

31.12.13 31.12.15 31.12.17

target target target

SNB StabFund1

Legacy Portfolio (until 4Q12)

Non-core (from 1Q13) and Legacy Portfolio

Investment Bank

WM / WMA / R&C / Global AM / Corporate Center – Core Functions

Operational risk add-on (effective 1 October 2013), to be reviewed periodically by FINMA

RWA reductions to date surpass Group target for 2015

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 RWA associated with UBS’s option to purchase the SNB StabFund’s equity (treated as a participation with full deduction from CET1 capital starting 2Q12); 2 Legacy Portfolio included on a pro-forma basis from 30.9.11; Non-core and Legacy Portfolio included on a pro-forma basis from 31.12.12; 3 Includes CHF 13 billion for non-counterparty-related risk

Basel III capital (pro-forma)

BIS Basel III (phase-in[1])



~10.0%
~13.6%
~15.3%
16.2%
17.5%
16.6%
30.9.11
30.9.12
31.12.12
30.6.13
30.9.13
30.9.13 pro forma

(CHF billion)

	30.9.13	30.9.13 pro forma
Low-trigger loss-absorbing capital	4.8	4.8
High-trigger loss-absorbing capital[3]	0.4	0.4
CET1 capital	39.0	41.5
RWA	222	250

BIS Basel III (fully applied[1])



4Q13 operational risk RWA add-on and SNB StabFund option exercise[2]
Low-trigger loss absorbing capital
High-trigger loss absorbing capital[3]
Common equity
~6.2%
~9.3%
~9.8%
11.2%
11.9%
11.6%
11.5%
13.0%
30.9.11
30.9.12
31.12.12
30.6.13
30.9.13
30.9.13 pro forma
2013 target
2014 target

	30.9.13	30.9.13 pro forma
Low-trigger loss-absorbing capital	4.8	4.8
High-trigger loss-absorbing capital[3]	0.4	0.4
CET1 capital	26.0	28.5
RWA	219	247

We aim to achieve a 13% fully applied CET1 target in 2014

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Swiss SRB Basel III CET1 ratios as of 30.9.13: phase-in (17.5%), fully applied (11.9%). Our fully applied and phase-in Swiss SRB Basel III capital components and our respective BIS Basel III capital components have the same basis of calculation, except for differences relating to the amortization of deferred contingent capital plan instruments (representing high-trigger loss-absorbing capital) and the recognition of a portion of the unrealized gains on financial investments available-for-sale (representing other tier 2 capital under BIS Basel III). Refer to pages 74-82 of the 3Q13 financial report for details about phase-out capital and other tier 2 capital, not shown on the slide; 2 Reflecting the operational risk RWA add-on effective 1 October 2013 and the expected effect of the exercise of the option to acquire the SNB StabFund's equity; 3 Issued as part of UBS's 2012 deferred compensation programs. We could build up to 150 bps of high-trigger loss-absorbing capital ratio from these deferred compensation programs over the next 5 years; CHF 0.5 billion are eligible under Swiss SRB rules (systemically relevant banks in Switzerland) while under BIS rules the amount is amortized and CHF 0.4 billion are eligible on 30.9.13

UBS 23

Leverage ratio

Swiss SRB Basel III leverage ratio (phase-in) 4.2% at quarter-end

Swiss SRB Basel III leverage ratio



~3.4%[1]
~3.6%[1]
3.8%
3.9%
4.2%
4.4%
~2.4%[1]
~2.4%[1]
2.6%
2.9%
3.0%
3.2%
30.9.13 pro-forma for SNB StabFund option exercise
~1,328[1]
~1,216[1]
1,175
1,141
1,063
265
240
195
(CHF billion)
30.9.12
31.12.12
31.3.13
30.6.13
30.9.13
Total exposure
Non-core and Legacy Portfolio
Leverage ratio (phase-in)
Leverage ratio (fully applied)

Phase-in Swiss SRB leverage ratio (30.9.13)

Total capital (Phase-in CET1 + loss absorbing capital)	=	CHF 44.2 billion	=	4.2%
Total exposure (Total IFRS assets + adjustments)		CHF 1,063 billion		

Impact on fully applied Swiss SRB leverage ratio

Leverage ratio numerator	
Exercise of the SNB StabFund option (4Q13)	~25[2]
High-trigger loss-absorbing capital issuance (2014–19)	~20-25[3]
Low-trigger loss-absorbing capital issuance (2014–19)	~35-40[4]
Swiss SRB Basel III total exposure[5]	
Non-core and Legacy Portfolio run-down (over time)	~40-85
Total impact	120 – 175 bps

UBS

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Pro-forma number; 2 The value of UBS's option to purchase the equity of the SNB StabFund was CHF 2.5 billion at 30.9.13 and fully deducted from regulatory capital; 3 We could build up to 150 bps of high-trigger loss-absorbing capital ratio from deferred compensation programs over the next 5 years based on our RWA target of <CHF 200 billion; 4 CHF 9 billion of low-trigger loss-absorbing capital based on 17.5% fully applied total capital requirement expectation; 5 Any additional measures to reduce leverage ratio denominator are not included

24

UBS—An unrivaled franchise with compelling growth prospects

Wealth management businesses

Largest and fastest growing large-scale wealth manager in the world1; leading HNW and UHNW franchise with unrivaled scope, reach and client mix Uniquely positioned in the largest markets and in the most attractive growth markets Wealth generation growth rates ~2x global GDP

Wealth Management

“Best Private Bank Globally 2013” and “Best Global Wealth Manager 2013”2 “Best Private Bank in Asia”2 Leading position in Europe, APAC, Emerging Markets, Switzerland and UHNW segment by invested assets3, over 4,000 advisors

Wealth Management Americas

Strong FA productivity: ~USD 1 million annualized revenues per FA; record invested assets per FA

Well-positioned to capture growth opportunities; continued progress in banking initiatives 7,000+ advisors in 320+ branches; high levels of FA satisfaction and low attrition

Retail & Corporate

Leading universal bank in Switzerland with strong momentum “Best bank in Switzerland” for the 2nd consecutive year2 “Best Domestic Cash Manager” for the 3rd consecutive year4 “Golden Headset Award 2013” for the Customer Service Center5

Investment Bank

Leading Equities franchise, top FX / Precious metals house with leading technology platform, strong advisory and solutions capabilities Cash equities: #1 globally6; FX: #2 globally with the largest share gain, #1 Europe, #1 Americas7 Gained rank in ECM volumes globally (9M13 vs. 9M12) and ECM block trading, maintained rank in M&A8

Global Asset Management

Well diversified business across investment capabilities, regions and distribution channels Largest mutual fund manager in Switzerland9

#5 ETF provider in Europe10

Strong alternatives platform; #2 fund of hedge funds and #4 real estate globally11

1 Scorpio Partnership Private Banking Benchmark 2013-banks with assets under management of >USD 1 trillion; 2 Euromoney 2013; 3 Scorpio Partnership Private Banking Benchmark, Private Banker International, UBS estimates; 4 Euromoney 2012; 5 Swiss Contact Day 2013; 6 Leading private survey (September 2013);

7 Greenwich Associates (March 2013), tied #2 globally, tied #1 Europe and tied #1 Americas; 8 Dealogic as of 17.10.13; 9 Lipper / Swiss Funds Data FundFlows June 2013; 10 ETFGI Global ETF industry insights 3Q13; 11 InvestHedge (March 2013) and INREV / ANREV Fund Manager Survey 2013

Appendix

Wealth Management Americas—Lending balances1

Net interest income2

(USD million)

Credit loss (expense) / recovery

(USD million)

258

215 221 214 213 212 228 229 231

(1)	(5) 0 (1) 2 (16) 0 0 (21)

36.8 37.6

32.3 34.1 34.5

28.9 29.7 29.8 31.2 3.8 4.4 5.2 5.9

2.8	3.3 3.6 3.2

1.8 2.0 2.4 3.8 3.6 3.6 3.4 1.1 1.3

4.2 4.3 3.8 1.1 1.2 1.1

0.9 1.0 0.9 1.0

billion) 21.3 21.8 22.0 23.2 23.8 24.9 25.0 26.4 26.8

(USD

3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13

QoQ +2%

YoY +16%

Credit lines (HNW / UHNW clients) Credit lines (other) Mortgages Margin loans Other

Over 99% of WMA’s loan portfolio is secured by securities (83%) and residential property (16%)

1	Period ending balances

2 Total WMA net interest income excluding the following EIR adjustments from mortgage-backed securities in the AFS portfolio (USD):

3Q11 22 million, 4Q11 (3) million, 1Q12 4 million, 2Q12 (7) million, 3Q12 (17) million, 4Q12 2 million, 1Q13 (12) million, 2Q13 3 million, 3Q13 28 million

Leverage ratios (phase-in)

Our leverage ratios should improve materially as we reduce our balance sheet


Simple leverage ratio[1]
FINMA leverage ratio (until 4Q12)[2]
Swiss SRB[3] Basel III leverage ratio, phase-in (from 1Q13)
Funded assets[4]
3Q13 pro-forma (incl. SNB StabFund exercise)
expected direction based on our plans
(CHF trillion)
2.1
1.8
1.2
0.9
0.9
0.9
0.9
0.9
0.9
~1.3
0.8
~1.2
0.8
1.2
0.8
1.1
0.7
1.1
2.5%
2.0%
2.8%
2.5%
4.1%
3.9%
5.0%
4.5%
5.5%
5.4%
5.6%
5.4%
5.6%
5.6%
6.1%
5.4%
6.3%
5.7%
5.9%
6.2%
6.4%
6.4%
~3.4%
~3.6%
3.8%
3.9%
4.2%
4.4%
Total exposure[5] CHF 1,063 billion
4Q06
4Q07
4Q08
4Q09
4Q10
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 IFRS equity attributable to UBS shareholders / funded assets; 2 Refer to the 4Q12 financial report for more information on UBS's FINMA leverage ratio; 3 Systemically relevant banks; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior to 4Q10 include collateral for OTC derivatives; 5 Total adjusted exposure for the calculation of the Swiss SRB Basel III leverage ratio, includes on-balance sheet assets and off-balance sheet items

UBS

28

Our balance sheet, funding and liquidity positions are strong

Our balance sheet structure has many characteristics of a AA-rated bank

Funding by product1

Due to banks

Short-term debt issued

Repurchase agreements 51%

Cash collateral payables

on derivative instruments

Securities lending

Prime brokerage payables

24%

32%

57% Deposits

17%

19% Long-term debt issued

31.12.07 30.9.13

Strong and significantly reduced balance sheet

– Funded assets2 down >50% from peak in 2007

– Phase-in Swiss SRB Basel III leverage ratio 4.2%3

Strong funding profile

–Well diversified funding sources

–High proportion of stable funding sources with deposits 57% and long-term debt 19% –Limited use of short-term wholesale funding –110% Basel III NSFR4

Strong liquidity position

–112% Basel III LCR4

Refer to slide 34 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 As a percentage of total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables. CHF 1,527 billion on 31.12.07 and CHF 672 billion on 30.9.13; 2 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior to 4Q10 include collateral for OTC derivatives; 3 As of 30.9.13. Refer to the 3Q13 financial report for more information about UBS’s Swiss SRB Basel III leverage ratio; 4 As of 30.9.13. Refer to the 3Q13 financial report for details about the calculation of UBS’s Basel III LCR and NSFR

Changes in funded assets1

(5)	(1)
2	0
(10)
(8)	(0)

765 (2)

billion) 742

F

(CH

30.6.13 Non-core Legacy Core IB WM WMA R&C Global 30.9.13

Portfolio Functions AM

Corporate Center

FX movements contributed approximately CHF 16 billion to the decrease in funded assets1, primarily from USD depreciation against CHF

– Largest effects on Corporate Center – Core Functions and the Investment Bank

PRV down by CHF 50 billion to CHF 282 billion; OTC margin CHF 25 billion as of 30.9.13

– Largest PRV decline in Corporate Center Non-core and Legacy Portfolio; down by CHF 34 billion

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Balance sheet

Total assets CHF 1,049 billion or CHF 742 billion excluding PRV and OTC margin

30.9.13

316

4

to be exited

246

232 225

68 21

6

312

196

211

lion) 172

bil 31

(CHF 18 14 1

10 16

Investment Other Corporate Center Corporate Center Corporate Center

Bank business divisions Core Functions Non-core Legacy Portfolio

Funded assets1 OTC margin PRV

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Deferred tax assets on net operating losses

The potential to recognize additional deferred tax assets remains significant as of 30.9.13
Unrecognized potential DTAs on NOLs1,2
Recognized DTAs on NOLs1
(CHF billion)
17.8
1.7
2.1
3.9
2.2
0.7
0.1
22.9
5.7
US
Switzerland
UK
RoW
Total

- **Unrecognized potential DTAs on NOLs[1,2] of CHF 22.9 billion on 30.9.13**
  - Unrecognized tax losses have a remaining average life of at least 16 years in the US, 2 years in Switzerland and indefinite life in the UK
  - Profitability assumptions over a 5-year time horizon form the basis of the recognition of DTAs
- **DTAs remeasured in 3Q13 to reflect updated profitability assumptions**
  - Upward revaluation of DTAs for the Group of CHF 512 million, of which CHF 384 million was recognized in 3Q13; the remainder of CHF 128 million will be recognized in 4Q13
  - We expect to complete this year's remeasurement process in 4Q13
- **We expect a tax rate in the region of 30% for 2014 excluding any impact of DTA reassessment[3]**

UBS

1 Net operating losses. In addition, there are recognized deferred tax assets of CHF 2.5 billion for deductible temporary differences; 2 Equals the potential tax savings associated with unrecognized tax loss carry forwards; 3 The full year tax rate may depend on the extent to which deferred tax assets are revalued; a reassessment of unrecognized deferred tax assets is expected in the second half of 2014

32

Tax benefit

3Q13 net tax benefit of CHF 222 million

Pre-tax profit (as reported) CHF 356 million

Net deferred tax benefit with respect to recognition of DTAs CHF (384 million)

Amortization of deferred tax assets previously recognized

CHF 125 million

in relation to Swiss tax losses carried forward

Other net tax expense in respect of 3Q13 taxable profits CHF 37 million

3Q13 net tax expense / (benefit) CHF (222 million)

3Q13 effective tax rate (63%)

Important information related to numbers shown in this presentation

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level:

– Own credit loss on financial liabilities designated at fair value for the Group of CHF 147 million in 3Q13 (CHF 138 million gain in 2Q13, CHF 863 million loss in 3Q12)

– Gains on sales of real estate of CHF 207 million in 3Q13 for the Group (CHF 19 million gain in 2Q13, CHF 1 million gain in 3Q12)

– Net restructuring charges of CHF 188 million for the Group in 3Q13 (net charges of CHF 140 million in 2Q13, net releases of CHF 22 million in 3Q12)

– Impairment of goodwill and other non-financial assets of CHF 3,064 million for the Group in 3Q12 Refer to page 13 of the 3Q13 financial report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers in the presentation are BIS Basel III numbers unless otherwise stated. In addition, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with specific Swiss SRB rules. Our fully applied and phase-in Swiss SRB Basel III capital components and our respective BIS Basel III capital components have the same basis of calculation, except for differences relating to the amortization of deferred contingent capital plan instruments (representing high-trigger loss-absorbing capital) and the recognition of a portion of the unrealized gains on financial investments available-for-sale (representing other tier 2 capital under BIS Basel III).

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges. These estimates were refined with prospective effect during 2013, as models and associated systems were enhanced.

The pro-forma information in 3Q13 is a voluntary disclosure as the exercise of the SNB StabFund option is expected to occur only in the fourth quarter and the temporary operational risk RWA add-on imposed by FINMA will be effective only starting in the fourth quarter. Such disclosures are non-GAAP financial measures as defined by SEC regulations. We nevertheless include this information on the basis of the expected effect they will have on our fourth quarter RWA and capital ratios.

Refer to the “Capital Management” section in the 3Q13 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 20 Currency translation rates” in the 3Q13 financial report for more information.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: October 29, 2013